Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
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                Public Service Company of New Mexico Commission File No.: 1-6986
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                             Western Resources, Inc. Commission File No.: 1-3523
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                                        Subject Company: Western Resources, Inc.

                         PNM Interoffice Correspondence

TO:     All Employees                 July 26, 2001

FROM:   Jeff Sterba
        Chairman, President and CEO

RE:      Discussions Regarding Possible Modifications to Western Deal

Today, in a joint media release with Western Resources, we announced our belief that if recent orders by the Kansas Corporation Commission (KCC) remain in effect, the proposed transaction to acquire Western and combine the companies' electric operations will be difficult to complete as currently structured.

Yesterday, the KCC issued an order that would reduce Western's rates by $22.7 million. Last Friday, the commission ordered Western to halt its corporate restructuring efforts. We don't believe that the split-off and other transactions envisioned in our Merger Agreement with Western Resources can be accomplished on the agreed terms if the KCC's orders remain in effect.

I continue to believe in the strategic benefits of bringing our two companies together. We are hopeful a transaction can be structured that would benefit customers and shareholders of both companies and could obtain the approval of necessary regulatory authorities, including those in Kansas and New Mexico.

Over the next several weeks we will meet with Western officials to discuss modifications to the transaction that will make it possible to obtain necessary regulatory approvals.